UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-42483

CTRL GROUP LIMITED

(Translation of registrant’s name into English)

Unit F, 12/F

Kaiser Estate

Phase 1

41 Man Yue Street

Hunghom, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Increase in Executive Compensation

On July 18, 2025, the Board of Directors of CTRL Group Limited (the “Company”) approved the recommendations of the Compensation Committee to increase the base salaries of the following executive officers, effective February 1, 2025. The updated base salaries are summarized in the table below:

	Title	Service fee before February 1, 2025	Proposed Service fee with effect from February 1, 2025
Mr. Lau Chi Fung	Chief Executive Officer	$6,417.30 (equivalent to HK$50,000) per month	$23,000
Mr. Siu Chun Pong	Executive Director	Nil per month	$14,000
Mr. Lam Kai Kwan	Executive Director	Nil per month	$18,000

The Committee considered various factors in reaching this decision, including the effort incurred by said individuals ensuring that the Company satisfied the Nasdaq listing requirements and the disparity in the compensation of executive officers of the Company as compared to those in other major listed companies.

Award of Bonuses to Executive Officers

On July18, 2025, the Board of Directors of the Company also accepted the recommendation of the Compensation Committee and authorized the payment of a bonus to each of Mr. Lau Chi Fung, Mr. Siu Chun Pong and Mr. Lam Kai Kwan in the amount of $250,000, $180,000 and $220,000, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2025	CTRL GROUP LIMITED

	By:	/s/ Lau Chi Fung
Lau Chi Fung
Chairman and Chief Executive Officer

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